Exhibit 14

January 22, 2005

Supervisory Board

Management Board

Equant N.V.

Heathrowstraat 10

1043 CH Amsterdam

The Netherlands

France Télécom is pleased to advise you that it proposes to acquire substantially all of the assets and liabilities of Equant N.V. (“Equant”) for an aggregate purchase price of € 1,229,817,809 (the “Purchase Price”), representing € 563,834,947 for the portion not already held by France Télécom, subject to the terms and conditions set out below.

The transaction is proposed to be structured as an acquisition by France Télécom of substantially all of the assets and liabilities of Equant, followed by a distribution of the Purchase Price to Equant’s shareholders and the liquidation of Equant. Assuming that 282,813,764 ordinary shares and 10,000,000 convertible preferred shares of Equant are outstanding on the record date for the distribution of the Purchase Price (assumed to include all restricted stock awards granted), Equant’s shareholders would ultimately receive a distribution of a gross amount of € 4.20 per ordinary or preferred share, subject to applicable withholding and other similar taxes. This gross per share amount represents a premium of 16.7 % over the most recent closing price of Equant’s ordinary shares of € 3.60 and a premium of 13.5 % over the average closing price for the last three-month period. In our view, this price is fair to the unaffiliated shareholders of Equant and reflects the expectation that this transaction would be mutually beneficial to the shareholders of Equant and to France Télécom.

For the purposes of this offer, it is proposed that France Télécom and Equant enter into an agreement (the “Agreement”) pursuant to which France Télécom would:

(a) acquire (directly or through an affiliate) substantially all of the present and future assets of Equant (including, but not limited to, all the shares of Equant Finance B.V.) against payment of the Purchase Price and assumption of all of the present and future liabilities of Equant, including applicable liquidation costs of Equant;

(b) pay Equant, as an adjustment to the Purchase Price, the net amount that will be agreed to be paid by Equant to holders of Equant stock options under the Agreement;

(c) following the closing of the transfer of Equant’s assets and liabilities to France Télécom, cause Equant to distribute the Purchase Price, reduced by any applicable withholding and other similar taxes, to its ordinary and preferred shareholders and be liquidated; and

(d) cause Equant’s shares to be delisted from the New York Stock Exchange and Euronext Paris and in due course deregistered with the U.S. Securities and Exchange Commission.

The Purchase Price would be paid at the closing of the acquisition of the Equant business in the form of a note payable immediately upon, and in order to fund, the distribution in cash. There would be no financing condition associated with the payment of the Purchase Price at the closing. The closing of the transaction would be subject to customary closing conditions set forth in the Agreement, a draft of which will be delivered to you shortly, including obtaining necessary regulatory and other approvals, as well as Equant shareholders approval by simple majority.

Although you may not be familiar with the proposed structure as set out herein, you should be aware that it has been used on a few recent occasions involving Dutch public companies.

France Télécom wishes to complete the proposed transaction as quickly as possible for the benefit of the shareholders and customers of Equant. France Télécom is prepared to commit the necessary resources to do so and requests that Equant do likewise, including by appointing financial and legal advisors to assist it in connection with this proposal as soon as possible.

In terms of process, France Télécom would expect that, consistent with Equant’s articles of association and as would be appropriate for transactions of this type, Equant appoint a Special Committee of the Supervisory Board, which would consist of Equant’s three independent Supervisory Board members (as defined in Equant’s articles of incorporation), for the purposes of considering the offer, engage advisors and evaluate the proposed transaction outlined above. On the basis of this analysis, the Special Committee would give its opinion on the transaction to the Board of Management and Supervisory Board of Equant.

In order to address certain issues related to structuring and completing the proposed transaction, France Télécom would like to gain access to certain Equant information as soon as possible. We are requesting this access to confirm the feasibility of the proposed structure of the transaction, the assets and liabilities of Equant, and the likely tax treatment of the proposed transaction. We believe that this preliminary due diligence review will allow us to confirm the structure of the transaction in the manner most efficient for the shareholders of Equant and for France Télécom. To this end, we expect to deliver to you shortly a list of items that we would like to discuss and review as soon as possible. Following this preliminary due diligence review and during the time Equant is reviewing the proposed transaction with its financial and legal advisors, we would expect to have access promptly to the additional information contained on a more extensive list, which we also expect to deliver to you shortly. On the basis of that due diligence review, additional or revised provisions may be included in the draft Agreement to be provided to you.

Depending on the response of the Special Committee to this proposal, the results of our review of the Equant information requested on the due diligence request lists to be provided to you, the discussions of the draft Agreement, and other factors deemed relevant by us, we may formulate other plans or make other proposals, or take any other action with respect to our investment in Equant as we may determine to be appropriate. Therefore, our proposal at this time is not intended to be legally binding in any way, and we may amend or withdraw this proposal at any time at our sole discretion. Further, the making of any binding offer will be subject, among other factors, to satisfactory due diligence results and entering into the Agreement on terms satisfactory to us.

Please be advised that, as required by law, France Télécom intends to disclose this proposal in an amended Schedule 13D relating to shares of Equant currently owned by France Télécom and make a related press release.

France Télécom also intends to commence discussions with SITA in order to determine the most efficient manner to transfer their commercial arrangements within the France Télécom group in connection with the proposed transaction.

Michel Combes will head the France Télécom business team on this transaction and Jean-Yves Larrouturou will lead the legal team. They may be reached at +33 1 44 44 91 82 and +33 1 44 44 81 25, respectively. If you have any questions concerning our proposal, please contact either of them.

Sincerely,

/s/ MICHEL COMBES
Michel Combes France Télécom